UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2016

Commission file number 333-155319

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Change of indirect controlling shareholder.

Resignation and appointment of directors.

Appointment of Audit Committee’s members.

Buenos Aires, July 28, 2016 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces that on July 27, 2016 Pampa Energía S.A. acquired the shares representing 100% of the capital stock and voting rights of Petrobras Participaciones S.L., controlling company of PESA as holder of 67.1933% of the capital stock and voting rights of the Company (the "Transaction"). As a result of the Transaction, the change of indirect controlling shareholder of the Company was completed, with Pampa Energía S.A. being the new indirect controlling shareholder of PESA.

As a result of the closing of the Transaction, all regular directors of the Company, to wit:  Andre Lima Cordeiro, Jorge Jose Nahas Neto, Guilherme Pontes Galvão França, Carlos Alberto Pereira de Olivera, Cedric Bridger, Roberto Luis Monti, Roberto Alejandro Fortunati, Marcos Benicio Pompa Antunes and Maelcio Mauricio Soares, as well as all alternate directors, to wit: Gustavo Tardin Barbosa, Mauro Roberto Da Costa Mendes, Alejandro Polleto, Claudio Celestino Linassi Mastella, Gustavo Adolfo Amaral, Jose Jorge De Moraes Junior, Héctor Daniel Casal and Santiago Luis Montezanti submitted their resignation on the date hereof.

According to the provisions of Section 258 of the General Companies Law,  the Company’s Statutory Syndic Committee appointed on the date hereof the following regular and alternate directors: Marcos Marcelo Mindlin, Gustavo Mariani, Damián Miguel Mindlin, Ricardo Alejandro Torres, Diego Martín Salaverri, Horacio Turri, Marcelo Blanco, Héctor Mochón and Miguel Bein as regular directors, and Ariel Schapira, Gabriel Cohen, Mariano Batistella, Nicolás Mindlin, Tomás Mindlin, Victoria Hitce, Carlos Correa Urquiza, Enrique Luján Benitez and José Ramos as alternate directors.

Regular Directors Marcelo Blanco, Héctor Mochon and Miguel Bein and alternate directors Carlos Correa Urquiza, Enrique Luján Benitez and José Ramos qualify as independent directors under Section 11, Chapter III, Title II of the Argentine Securities Commission Regulations and the Securities and Exchange Commission and the New York Stock Exchange Rules and Regulations. The remaining regular and alternate directors are non-independent under the above mentioned rules and regulations.

Marcos Marcelo Mindlin was appointed Chairman of the Company’s Board of Directors and Gustavo Mariani Vice Chairman.

In addition, and as a result of the resignation of all directors who were members of the Company’s Audit Committee, at the meeting held on the date hereof the Board of Directors resolved to appoint regular directors Marcelo Blanco, Héctor Mochón and Miguel Bein as regular members of the Audit Committee and alternate directors Carlos Correa Urquiza, Enrique Luján Benitez and José Ramos as alternate members of the Audit Committee, all of them being independent directors as stated above.

www.petrobras.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 5, 2016

By: /s/

Ricardo Alejandro Torres

___________________________________

Name: Ricardo Alejandro Torres

Title:   Co-Chief Executive Officer